EXHIBIT 99.1

Student Transportation Inc. Delivers 94th Consecutive Monthly Dividend

BARRIE, Ontario, Nov. 15, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced today that it has issued and paid its 94th consecutive monthly cash dividend since its initial public offering in December 2004. STI is completing its eighth year as a public company and is listed on the Toronto Stock Exchange and the NASDAQ Global Select Market. The common shares currently have a C$0.56 annual dividend per share paid monthly. Shareholders can also elect to participate in the Dividend Reinvestment Plan (DRIP) which is offered at a 3% discount and allows shareholders to purchase additional shares with their dividends.

Commenting on the business, CEO Denis Gallagher stated, "Kids are going to school and the safest way to transport them according to the National Highway and Traffic Administration is the school bus. I started this company 16 years ago with the idea of bringing together the best in the business and finding innovative solutions to help school districts use their education dollars more effectively. We have seen consistent growth in that time, and over the past eight years as a public company we have had tremendous access to the capital due to our outstanding profile, performance and consistent results. Shareholders value our simple business model, managed growth and predictable dividend. There are not many companies that deliver the consistent results as we have, and also have the visibility of the long term contracted revenues we have secured."

Last week the company held its Annual General Meeting where company officials did a detailed presentation directly to shareholders on the past fiscal year results and fiscal year 2013 preview. An audio replay of the meeting, presentation slides and video is available on the company's web site. School transportation is a $24 billion dollar industry with an approximately $18 billion still operated by government entities such as school districts, municipalities and some state governments. "We have been able to show considerable operating cost efficiencies but more importantly we have access to capital for purchasing new fleets versus the districts raising taxes," said Gallagher. "Tightening budgets at municipalities has slowed necessary school vehicle replacements, causing them to operate older and, in some cases unsafe vehicles. New technology in routing and scheduling and more fuel efficient vehicles, like LPG and other alternative fuels that decrease our reliance on diesel powered vehicles, have contributed to our success. STI is a great solution to lowering operating costs and putting people to work manufacturing new vehicles and providing regional strategies in operations. Our Management Team is the most experienced in the industry. Our shareholders count on their monthly dividend and we have count on them as we have grown. It's a great partnership."

STI announced last week it will pay a regular monthly cash dividend of C$0.04636833 per common share on January 15, 2013, February 15 and March 15 to shareholders of record at the close of business on December 31, 2012, January 31, 2013 and February 28.

STI designates these dividends to be "eligible dividends" pursuant to subsection 89(14) of the Income Tax Act (Canada) and its equivalent in any provinces of Canada. These dividends should be considered "qualified dividends" from a U.S. tax perspective under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended, subject to the shareholder meeting and the holding period requirement to claim the qualified dividend treatment.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com